Filed Pursuant to Rule 253(g)(2)
File No. 024-12347

Supplement No. 10 dated April 21, 2025 to the Offering Circular dated June 6, 2024

This document supplements, and should be read in conjunction with, the offering circular of Energea Portfolio 2 LLC, dated June 6, 2024, as previously supplemented and filed by us with the Securities and Exchange Commission (the "Commission") (collectively, the "Offering Circular"). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Revisions to Projects Acquired and Projects Owned

Energea Portfolio 2 LLC
52 Main Street
Chester, CT 06412

Energea Portfolio 2 LLC has acquired an additional Project, which is reported in a Project Memo filed with the SEC under Form 1-U.

•	Iguatama II

•	Micros II

The revised "Projects Owned" set forth under the section of the Offering Circular titled "Description of Property" is as follows:

Description of Property

Projects Owned

As of the date of this Annual Report, the Company holds 13 Projects. The table below lists the total amount the Company invested into each Project and the estimated Project cost. Please refer to the links in the column labeled "Form 1-U" for the Project Memo which gives in-depth information regarding each Project such as its location, the system size, contractors used to construct the Project, information about other stakeholders, information about the buyer of the energy and environmental commodities and the estimated economics of the Project. The Project Memos can also be found on the Platform.

Project Name	Entity Name	Project Size (AC)	Estimated Projected Cost	Amount Invested*	Form 1-U
Iguatama	Energea Iguatama Aluguel de Equipamentos e Manutencao Ltda.	2.3 MW	$2,536,004	$2,536,004	Link
Pedra do Indaiá	Energea Pedra do Indaiá Ltda.	2.3 MW	$4,563,090	$4,563,090	Link
Divinopolis III	Energea Divinopolis Ltda.	2.3 MW	$3,198,961	$3,004,954	Link
Araxa I	Energea Araxa I Ltda	2.5 MW	$324,291	$302,931	Link
Araxa II	Energea Araxa II Ltda	2.5 MW	$328,767	$303,475	Link
Corumbaíba	Energea Corumbaíba Ltda	2.5 MW	$2,915,386	$1,490,688	Link
Divinópolis II	Energea Divinopolis II Ltda	2.5 MW	$4,312,924	$4,151,068	Link
Micros I	Energea Micros I Ltda	1.1 MW	$1,040,946	$1,036,863	Link
Aparecida do Taboado II	Energea Aparecida do Taboado II Ltda	2.5 MW	$203,303	$179,044	TBD
Diamantina II	Energea Diamantina II Ltda	2.5 MW	$152,090	$152,090	TBD
Formiga I	Energea Formiga I Ltda	2.5 MW	$211,255	$205,557	TBD
Iguatama II	Energea Iguatama II Ltda	2.5 MW	$1,955,102	$1,889,588	Link
Micros II	Energea Micros II Ltda	750kW	$604,181	$0	Link
	TOTAL		$22,346,300	$19,815,352
* as of December 31, 2024